UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518 and 333-278473.

Annual General Meeting

Check Point Software Technologies Ltd. (the “Company”) held its Annual General Meeting on October 31, 2024. A total of 87.6 million Ordinary Shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on September 18, 2024 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.

At the Annual General Meeting, the Company’s shareholders voted on the following seven proposals:

Proposal 1:

To increase the size of the Board of Directors (the “Board”) to ten members in accordance with the Company’s Articles of Association:

For	Against	Abstain	Approval Percentage
87,207,307	331,522	49,197	99.6%

Proposal 2:

To elect the following seven directors to the Board to serve until the 2025 annual general meeting of shareholders:

Nominee	For	Against	Abstain	Approval Percentage
Gil Shwed	86,820,027	726,070	41,929	99.2%
Nadav Zafrir	86,882,870	553,563	151,593	99.4%
Tzipi Ozer-Armon	85,437,365	1,984,326	166,335	97.7%
Tal Shavit	83,494,365	3,927,516	166,145	95.5%
Jill D. Smith	85,451,986	1,985,048	150,992	97.7%
Jerry Ungerman	79,159,429	8,278,099	150,498	90.5%
Shai Weiss	84,693,633	2,728,933	165,460	96.9%

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 3:

To elect Yoav Z. Chelouche as an Outside Director (within the meaning of the Companies Law) for a three year term:

For	Against	Abstain	Approval Percentage
74,695,937	9,790,240	3,101,849	88.4%

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 88.4% voted for the election of Mr. Chelouche.

To elect Dafna Gruber as an Outside Director (within the meaning of the Companies Law) for a three year term:

For	Against	Abstain	Approval Percentage
86,523,576	912,847	151,603	99.0%

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 99.0% voted for the election of Ms. Gruber.

The election of Mr. Chelouche and Ms. Gruber were approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 4:

To approve the appointment and compensation of Company’s independent public accountants:

For	Against	Abstain	Approval Percentage
77,192,520	10,349,571	45,935	88.2%

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 5:

To approve the compensation of the Company’s Chief Executive Officer:

For	Against	Abstain	Approval Percentage
80,605,923	6,879,328	102,775	92.1%

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 92.1% voted for the approval of Proposal 5.

Proposal 5 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 6:

To approve the compensation of the Company’s Executive Chair:

For	Against	Abstain	Approval Percentage
83,407,771	3,848,742	331,513	95.6%

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 93.8% voted for the approval of Proposal 6.

Proposal 6 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 7:

To  to approve the compensation of the Lead Independent Director

For	Against	Abstain	Approval Percentage
86,741,650	610,648	235,728	99.3%

Proposal 7 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Exhibit

Exhibit 99.1	Press Release of the Company, dated October 31, 2024, “Check Point Software Technologies Ltd. Shareholders Approve All 2024 Annual General Meeting Proposals”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: October 31, 2024